June 2, 2006

PHILIPS CFO UPDATES MARKET AT CREDIT SUISSE ANNUAL EUROPEAN TECHNOLOGY CONFERENCE

Barcelona, Spain – Pierre-Jean Sivignon, Chief Financial Officer of Royal Philips Electronics (AEX: PHI, NYSE: PHG), will today address the Credit Suisse Annual European Technology Conference in Barcelona, Spain. Mr. Sivignon will use this forum to update the market on Philips’ continuing transformation into a healthcare, lifestyle and technology company, and will discuss how the company is becoming a more market driven company and focusing on creating opportunities for profitable growth.

Mr. Sivignon will review steps Philips continues to take to expand its profitable and growing Medical, Lighting and Domestic Appliance businesses. He will also address how the company is taking up a position in promising new fields – such as the new market in consumer health and wellness, as seen in a recent announcement by Philips that it will acquire the UK mother and babycare products company AVENT Holdings Ltd. At the conference, Mr. Sivignon will also confirm that Philips is on track to meeting its medium-term targets of 5 to 6% top-line growth and attain a 7 to 10% EBIT margin as from the end of 2006.

Finally, an update will be provided on Philips’ first quarter results press release of 18 April 2006, in which it was announced that an expected EUR 430 million financial income (net of tax) in respect of TSMC cash and stock dividends would be realized in Q2 2006. However, based on latest currency rates and stock prices, and also taking into account the impact of the average cost price of TSMC shares, the financial income (net of tax) is now estimated at EUR 335 million. Included in this amount is a gain of EUR 112 million related to the transfer of the stock dividend shares to a trading portfolio, which Philips plans to book in Q3 2006. The remaining EUR 223 million will be booked in Q2 2006.

The presentation on June 2 starts at 10.30 local time and will be available via audio webcast at: http://cdn.streamcdn.com/csfb35.asp?c_id=csfb&mt=live

For more information, please contact:
Gerd Götz
Philips Corporate Communications
Tel.: +31 20 59 77213
Email: gerd.goetz@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.